

Thomas Ramé · 3rd

Co-founder @ bunny.money

Brest, Brittany, France · Contact info

500+ connections

bunny.money

Experience

Co-founder
bunny.money
Apr 2018 – Present · 3 yrs 8 mos

bunny.money is a Public Benefit Corporation developing a mobile app to help Americans save effortlessly and support the people and nonprofits they care about. We do so by powering a personalized saving account and a near-zero fee payment solution to channel online donations - this describes a new approach called "Save for Good®" for our users, "Fundraise for Good" for the nonprofits on our marketplace.

We are incubated in France at Village by CA (Crédit Agricole bank) and in the US at Silicon Fintech Bay in Redwood City, CA. ...see more

Senior Software Engineer
MY BACCHUS · Freelance
Mar 2020 – Present · 1 yr 9 mos

My Bacchus provides an IoT solution to guarantee the best quality of wines & cellars.
It adapts to your vats, barrels and bottles to monitor and control in real-time the evolution of wines and cellars.

...see more

Software Engineer, Innovation Group
Crédit Mutuel Arkéa · Apprenticeship
Jan 2017 – Feb 2018 · 1 yr 2 mos
Brest, Bretagne, France

Crédit Mutuel Arkéa offers banking and financial services to 4.7M customers in France. As part of the Bank innovation group, I developed prototypes leveraging artificial intelligence and relying on predictive analytics, facial recognition (identity and emotions) and conversational technologies. ...see more

Software Developer, R&D
Starbreeze Studios · Internship
Sep 2016 – Dec 2016 · 4 mos
Région de la baie de San Francisco

Starbreeze Studios AB is a Swedish video game developer and publisher based in Stockholm.
I worked on a 3D development tools project to improve team collaboration in real time.
Embedded in the 3D company software it reduces conflicts when merging work targeting the same scene. ...see more

Software Developer, IT Architecture and Technologies Group
Thales Underwater Systems · Internship
Jun 2015 – Sep 2015 · 4 mos
Brest, Bretagne, France

Thales is a French group designing and building electrical systems and providing services for the aerospace, defence, transportation and security markets.

Working for the IT Architecture and Technologies Group, I built from scratch a web ...see more

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Education

University of California, Berkeley
Certificates, Blockchain Technology & Cryptocurrencies
2018 – 2018

12-week professional training.

École Nationale d'Ingénieurs de Brest (ENIB)
Engineering degree, MSc in Computer Science, Electronics, Mechatronics
2013 – 2017

Stanford University
Certificate, Machine Learning, Grades 96/100
2017 – 2017

11-week professional training with Pr. Andrew Ng.

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Licenses & certifications

Blockchain Technology (Berkeley)
Issued Nov 2018 · No Expiration Date
Credential ID 3dbbcfab70f34f56a7f4d5886fa85491

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Bitcoin and Cryptocurrencies (Berkeley)
Issued Aug 2018 · No Expiration Date
Credential ID b04ec97a7df349f9972b292cd3cdf158

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Machine Learning (Stanford)
Issued May 2017 · No Expiration Date
Credential ID E2P6CFZ42VJG

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Volunteer experience

Volunteer teacher
ENIB / Médiapôle de Plouzané
Oct 2015 – Nov 2015 • 2 mos
Science and Technology

Gave several sessions of computer lessons for beginners. The team was made up of 4 people for a dozen students.

Course themes:
- Email and file management
- Search efficiently on the internet and know useful sites
- Social networks